September 19, 2014

Karina V. Dorin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

United States of America

Re: Registration Statement on Form F-4 (the “Registration Statement”) of CGG (the “Company”) and the Co-Registrants Guaranteeing its 6.875% Senior Notes due 2022 (File No. 333-197261)

Dear Ms. Dorin

The Company hereby respectfully requests that the Registration Statement, as amended, be declared effective at 10:00 a.m. on September 23, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CGG

By:	/s/ Beatrice Place-Faget
Béatrice Place-Faget
General Secretary and Group General Counsel

cc: H. Roger Schwall, U.S. Securities and Exchange Commission

CGG

Tel: 01 64 47 45 00 Fax: 01 64 47 34 31 cgg.com	Tour Maine – Montparnasse 33, avenue du Maine 75015 Paris, France Société Anonyme au capital de 70 826 076€ N° 969 202 241 RCS Paris – code TVA UE : FR 16 969 202 241 – APE : 7010Z